Exhibit 2.2

July 29, 2019

Akazoo Limited

101 Rose Street South Lane

Edinburgh, EH2 3JG

United Kingdom

Attention: Apostolos N. Zervos

E-mail: a.zervos@akazoo.com

Re:	Private Placement Offering of PubCo Shares

Reference is made to the Business Transaction Agreement, dated January 24, 2019 (the “Transaction Agreement”), by and among Modern Media Acquisition Corp., a Delaware corporation (“Modern Media”), Akazoo Limited, a private company limited by shares incorporated under the Laws of Scotland (the “Company”), Apostolos N. Zervos, acting in accordance with article 100-17 of the Luxembourg Company Act, on behalf and in the name of Unlimited Music S.A., a Luxembourg public limited company (société anonyme) (“LuxCo”), and Modern Media LLC, a Georgia limited liability company, acting in accordance with article 100-17 of the Luxembourg Company Act, on behalf and in the name of Modern Media Acquisition Corp. S.A., a Luxembourg public limited company (société anonyme) (“PubCo”). Modern Media, LuxCo, PubCo, the Company and Macquarie Capital (USA) Inc. (“Macquarie”) (Macquarie being a party hereto solely for purposes of Section 13 hereof) are sometimes individually referred to in this letter agreement (this “Agreement”) as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Transaction Agreement.

This Agreement sets forth certain understandings of the Parties in connection with the Transaction Agreement, including certain amendments to the Transaction Agreement. Accordingly, the Parties hereby agree as follows:

1. Private Placement Offering. The Parties acknowledge and agree that PubCo intends to consummate a private placement offering of PubCo Shares (the “PIPE”), and, subject to the occurrence of the Closing, such PIPE will be consummated immediately after the Luxembourg Merger Closing. PubCo will be permitted to offer to certain purchasers of PubCo Shares in the PIPE, for no additional consideration, (a) up to 2.1 million PubCo Shares in the aggregate, and (b) warrants to purchase an aggregate number of PubCo Shares up to the number of PubCo Shares subject to the PubCo Warrants forfeited or cancelled pursuant to Section 8 hereof, which shares, warrants and underlying shares shall be registered for resale in accordance with the terms of the PIPE following such issuance.

2. PIPE Price. The price per PubCo Share will be no less than USD 8.00 and no greater than USD 9.00, subject to market demand (the price per PubCo Share, the “PIPE Price”).

3. Modern Media Creditors. Concurrently with PubCo entering into any definitive agreement with an investor in the PIPE, each Person that has loaned Modern Media funds, in the aggregate amount of $1.96 million, to extend the duration of Modern Media (each, a “Modern Media Creditor”) shall agree to convert such loans into PubCo Shares (the “Modern Media Loan Conversion”) at the Luxembourg Merger Closing. Each Modern Media Creditor shall receive the number of PubCo Shares in the Modern Media Loan Conversion equal to the aggregate amount of the principal and accrued interest of such Modern Media Creditor’s loan, divided by the PIPE Price.

4. Defined Term in Transaction Agreement. The following defined term is hereby added to Exhibit A of the Transaction Agreement:

“ ‘Gross Cash’ means the sum of (a) the funds contained in the Trust Account after giving effect to any Modern Media Common Stockholder Redemption, (b) the amount of aggregate proceeds from a private placement offering of PubCo Shares for which PubCo shall have received binding commitments from investors, and (c) the amount of capital otherwise available to Modern Media or PubCo, in each case before the payment of any fees, costs or expenses of Modern Media or the Group Companies.”

5. Transaction Agreement Trust Account Requirements. Section 6.1(f) of the Transaction Agreement is hereby amended and restated in its entirety to read:

“Trust Account. There shall be no Actions pending or threatened by any Person (not including the Company and its Affiliates) with respect to or against the Trust Account that would reasonably be expected to have a material adverse effect on Modern Media’s ability to perform its obligations hereunder.”

6. Transaction Agreement Condition to Closing. The Transaction Agreement is hereby amended to include the following as a new Section 6.1(g):

“Gross Cash. Gross Cash shall be at least USD 53 million.”

7. Amount of Gross Cash. If Gross Cash is equal to or greater than USD 53 million, but less than USD 60 million, the terms included in Exhibit A attached hereto will be incorporated into this Agreement, in which case Exhibit A and this Agreement taken together shall constitute one and the same agreement. If Gross Cash is equal to or greater than USD 60 million, but less than USD 70 million, the terms included in Exhibit B attached hereto will be incorporated into this Agreement, in which case Exhibit B and this Agreement taken together shall constitute one and the same agreement. If Gross Cash is USD 70 million or greater, the terms included in Exhibit C attached hereto will be incorporated into this Agreement, in which case Exhibit C and this Agreement taken together shall constitute one and the same agreement.

8. Forfeiture/Cancellation of Warrants. At the closing of the PIPE, Modern Media Sponsor, or the distributees of the PubCo Warrants owned by Modern Media Sponsor, shall cancel or forfeit the 7.32 million PubCo Warrants currently outstanding.

9. Forfeiture/Cancellation of Shares. Concurrently with the Luxembourg Merger Closing, Modern Media Sponsor, or the distributees of the PubCo Shares owned by Modern Media Sponsor, shall cancel or forfeit 2.6 million PubCo Shares, subject to the Founder Share Clawback provisions of Exhibit B or C, as applicable.

10. Issuance of Warrants to Company Shareholders. In the event the amount of Gross Cash is less than USD 70 million, PubCo shall issue at Closing to the former Company shareholders, for no additional consideration, on a pro rata, fully diluted basis and on the same terms as those provided in the PIPE, warrants to purchase a number of PubCo Shares equal to the difference between (A) 7.32 million and (B) the aggregate number PubCo Shares issuable upon exercise of the warrants issued to purchasers of PubCo Shares in the PIPE pursuant to Section 1(b) hereof. Assuming Gross Cash of USD 53 million, warrants to purchase at least 2.82 million PubCo Shares shall be issued at Closing to the former Company shareholders, on a pro rata, fully diluted basis and on the same terms as those provided in the PIPE, provided that such number of warrants to purchase PubCo Shares shall be proportionately reduced to the extent Gross Cash is greater than USD 53 million, but less than USD 70 million. For purposes of clarity, the former Company Shareholders shall not receive any warrants pursuant to this provision if Gross Cash is equal to or greater than USD 70 million.

11. Directors and Chairman. The Shareholders’ Agreement will provide that (a) for a period of three years following the Closing, Lewis W. Dickey, Jr. (“Dickey”) will be a member of the board of directors of PubCo as the Modern Media Director (as defined in the Shareholders’ Agreement), (b) for a period of one year following the Closing, Dickey will be the non-executive Chairman of the board of directors of PubCo, and (c) as consideration for his duties as Chairman and a member of the board of directors of PubCo, Dickey shall receive an annual fee of USD 330,000, payable consistent with PubCo’s normal pay periods, for three years following the Closing.

12. Macquarie Observer. The Shareholders’ Agreement will provide that MIHI (as defined in the Shareholders’ Agreement) or Modern Media Sponsor, as applicable, will cease to have any rights to designate the Macquarie Observer (as defined in the Shareholders’ Agreement) upon the expiration of the Lock-Up Period (as defined in the Lock-Up Agreement executed by MIHI or Modern Media Sponsor, as applicable, at the Closing).

13. Amended and Restated Right of First Refusal Agreement. Effective as of the Merger Closing, the second paragraph of the Amended and Restated Right of First Refusal Agreement, dated as of January 24, 2019, among Macquarie, Modern Media and PubCo. is hereby amended and restated to read as follows:

“In recognition of the relationship between the Company and MIHI LLC, the Company agrees that prior to the expiration of the Lock-Up Period (as defined in those certain one year lock-up agreements required to be entered into in connection with the BTA), the Company shall, and shall cause its subsidiaries to, engage Macquarie Capital (USA) Inc. (together with any affiliate thereof designated by it to act for it under this letter agreement, “Macquarie Capital”) as: (a) a bookrunning managing underwriter, a bookrunning managing placement agent, or a bookrunning managing initial purchaser, as the case may be, and financial advisor in connection with any offering or placement of securities

(including, but not limited to, debt, equity, preferred and other hybrid equity securities or equity linked securities) or loan or other credit transaction by the Company or any of its subsidiaries, in each case with Macquarie Capital receiving total compensation in respect of any such transaction that is equal to or better than 15% of the total compensation received by all underwriters, placement agents, and initial purchasers, as the case may be, in connection with such transaction, and (b) a financial advisor in connection with any disposition of the business, assets or voting securities by the Company or any of its subsidiaries, in each case with Macquarie Capital receiving total compensation in respect of any such transaction that is equal to or greater than 15% of the total compensation received by all financial advisors in connection with such transaction.”

14. PIPE Update. Prior to the close of business on the date hereof, Modern Media will provide the Company with updated information regarding the PIPE book, including information regarding commitments, indications and the active pipeline for the PIPE.

15. Miscellaneous.

a)	This Agreement will be governed by and construed in accordance with the laws of the State of Delaware as to all matters, including matters of validity, construction, effect, performance and remedies.

b)

This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement.

c)

This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Parties.

[Signatures appear on following page.]

By executing this Agreement in the space provided below, the Parties hereby acknowledge and agree to the foregoing.

MODERN MEDIA ACQUISITION CORP.

By:	/s/ Lewis W. Dickey, Jr.
Name: Lewis W. Dickey, Jr. Title: President and Chief Executive Officer

MODERN MEDIA ACQUISITION CORP. S.A.

By:	/s/ Lewis W. Dickey, Jr.
Name: Lewis W. Dickey, Jr. Title: President and Chief Executive Officer

UNLIMITED MUSIC S.A.

By:	/s/ Apostolos Zervos
Name: Apostolos Zervos Title: Director

AKAZOO LIMITED

By:	/s/ Apostolos Zervos
Name: Apostolos N. Zervos Title: Chief Executive Officer

MACQUARIE CAPITAL (USA) INC.
(Solely for purposes of Section 13 hereof)

By:	/s/ Jin Chun
Name: Jin Chun Title: Managing Director

By:	/s/ Matthew Friedmann
Name: Matthew Friedmann Title: SVP

[SIGNATURE PAGE TO LETTER AGREEMENT]

Exhibit A

GROSS CASH EQUAL TO OR EXCEEDING

USD 53 MILLION, BUT LESS THAN USD 60 MILLION

1)

Fees and Expenses. The reference in Section 9.1 of the Transaction Agreement to “$15 million” is hereby deleted and replaced with “$10 million”. The reference in Section 2.4(b)(vii) of the Transaction Agreement to “$18,000,000” is hereby deleted and replaced with “$13,000,000”. The following sentence is hereby added at the end of Section 9.1 of the Transaction Agreement:

“The aforementioned fees, costs and expenses of Modern Media (up to $10 million) will be paid 50% in cash and 50% in PubCo Shares, valued at $8.00 each.”

Exhibit B

GROSS CASH EQUAL TO OR EXCEEDING

USD 60 MILLION, BUT LESS THAN USD 70 MILLION

1)	Founder Share Clawback. Section 9 of this Agreement is hereby amended and restated in its entirety to read as follows:

“Concurrently with the Luxembourg Merger Closing, Modern Media Sponsor, or the distributees of the PubCo Shares owned by Modern Media Sponsor, shall cancel or forfeit 2.35 million PubCo Shares.”

2)

Fees and Expenses. The reference in Section 9.1 of the Transaction Agreement to “$15 million” is hereby deleted and replaced with “$12 million”. The reference in Section 2.4(b)(vii) of the Transaction Agreement to “$18,000,000” is hereby deleted and replaced with “$15,000,000”. The following sentence is hereby added at the end of Section 9.1 of the Transaction Agreement:

“The aforementioned fees, costs and expenses of Modern Media (up to $12 million) will be paid 50% in cash and 50% in PubCo Shares, valued at $8.00 each.”

3)	Secondary Sales. The PIPE may include sales of up to USD 4 million of PubCo Shares held by the former shareholders of the Company.

Exhibit C

GROSS CASH EQUAL TO OR EXCEEDING

USD 70 MILLION

1)	Founder Share Clawback. Section 9 of this Agreement is hereby amended and restated in its entirety to read as follows:

“Concurrently with the Luxembourg Merger Closing, Modern Media Sponsor, or the distributees of the PubCo Shares owned by Modern Media Sponsor, shall cancel or forfeit 2.1 million PubCo Shares.”

2)

Fees and Expenses. The reference in Section 9.1 of the Transaction Agreement to “$15 million” is hereby deleted and replaced with “$12 million”. The reference in Section 2.4(b)(vii) of the Transaction Agreement to “$18,000,000” is hereby deleted and replaced with “$15,000,000”. The following sentence is hereby added at the end of Section 9.1 of the Transaction Agreement:

“The aforementioned fees, costs and expenses of Modern Media (up to $12 million) will be paid in cash.”

3)

Secondary Sales. The PIPE may include sales of up to USD 5 million of PubCo Shares held by the former shareholders of the Company if Gross Cash equals USD 70 million. If Gross Cash exceeds USD 70 million, sales of PubCo Shares held by the former shareholders of the Company may exceed USD 5 million.